SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 22, 2010

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated January 22, 2010 regarding “ST-Ericsson reports fourth quarter 2009 financial results.”

Press Release	January 22, 2010

ST-Ericsson reports fourth quarter 2009 financial results

•	Net sales $740 million; 2% sequential increase

•	Adjusted operating loss1) $50 million

•	Restructuring plans on track, additional $115 million savings announced in December

Geneva, Switzerland, January 22, 2010 - ST-Ericsson, a joint venture of STMicroelectronics (NYSE:STM) and Ericsson (NASDAQ:ERIC), reports financial results for the fourth quarter 2009.

President and CEO, Gilles Delfassy, commented: “In the fourth quarter, we gained further momentum in one of the fastest growing markets, China, where we are the clear leader in its standard TD-SCDMA, having delivered more than 6.5 million chipsets by the end of December 2009. In addition, we have taken further actions to improve our financial performance and increase our competitiveness.

2009 has been a challenging year for our industry. For ST-Ericsson, the challenge was especially great. We had to strive to maintain our positioning, while also setting the foundations for sustainable and profitable growth. We will achieve this by rapidly integrating the businesses we have merged and by transitioning to the new portfolio strategy we devised for our next generation offering. During its first year, the company has made good progress in all areas, but more still needs to be done.

Our industry is evolving to embrace a wider multimedia ecosystem; the mobile platform has now become the convergence point for most consumer electronics, changing consumers’ lives and opening up new opportunities even outside the traditional handset market. We are well positioned to remain a leading player, thanks to the combination of our advanced modem expertise and multimedia processing capabilities. We will build on these strengths to prepare the company for future, profitable growth.”

Fourth quarter 2009 financial highlights (unaudited)

$ million	Q4 2009	Q3 2009	Q4 2008 PRO-FORMA
Income Statement
NET SALES	740	728	746

OPERATING INCOME/(LOSS) ADJUSTED1) for:	(50)	(77)	(98)
- amortization of acquisition-related intangibles	(27)	(25)	(25)
- restructuring charges	(62)	(19)	(4)
OPERATING INCOME / (LOSS) as reported	(139)	(121)	(127)
NET INCOME / (LOSS)	(125)	(112)	NA

Press Release	January 22, 2010

Net sales reported a 2% sequential increase driven by continued demand in China.

The operating loss of $50 million, excluding amortization of acquisition-related intangibles and restructuring charges, compares to a $77 million operating loss reported in the third quarter 2009 and it reflects reduced operating expenses.

Inventory management continued to produce positive results thanks to improved efficiency in the supply chain. Inventory declined by $33 million, reaching a level of $244 million at the end of the quarter.

Net cash2) was $229 million at the end of fourth quarter 2009, a sequential increase of $13 million, including improved working capital and a one-time payment of $53 million from parent companies related to final merger transaction adjustments already planned since the inception of the company.

Update on restructuring plans

The $250 million cost synergies program defined by ST-NXP Wireless is now fully completed.

The $230 million savings restructuring plan, announced on April 29 2009 and due to be completed by the second quarter of 2010, is currently in progress and its effects in the fourth quarter 2009 have been in line with plans.

On December 3 2009, ST-Ericsson announced its proposed plan to further improve financial performance and increase competitiveness in the market.

This plan is targeting additional annualized savings of $115 million that are expected to come from reductions in operating expenses and spending, along with an extensive R&D efficiency program. As part of this effort, the company is also conducting a global workforce review which may affect up to an additional 600 employees worldwide. The targeted time of completion of this plan is end of 2010.

The company estimates that the remaining costs associated with the ongoing restructuring plans will be incurred within 2010.

Market evolution

While medium term visibility is somewhat limited, first quarter 2010 is expected to be characterized by the usual market seasonal decline.

Press Release	January 22, 2010

Q4 2009 highlights - products, technology and wins

LG Electronics selected ST-Ericsson’s mobile HSPA broadband modem, M340 to power the LG GW990 mobile internet device which will be launched in the second half of 2010. The M340 is part of the mobile platforms solution, together with the Intel Moorestown solution. The M340 is a small, flexible modem solution with low power consumption enabling high speed internet access.

Nokia and ST-Ericsson announced a long-term partnership in the area of TD-SCDMA technology and solutions. The partnership will see Nokia using ST-Ericsson as a key supplier of chipset platforms in its Symbian based TD-SCDMA devices and solutions portfolio.

ST-Ericsson, together with Ericsson, announced the companies successfully achieved first mobility between LTE and HSPA networks, using a multimode LTE/HSPA device powered by ST-Ericsson’s M710 platform.

In October, the company announced cooperation with ARM to accelerate innovation in mobile user experience. ST-Ericsson’s U8500 is the first smartphone platform to integrate a Mali-400TM graphics processing unit providing access to a leading-edge environment for graphics developers.

Financial results appendix

Pro-forma information: 2009 vs. 2008 (unaudited)3)

$ million	2009 ACTUAL	2009 PRO-FORMA	2008 PRO-FORMA
Income Statement
NET SALES	2524	2695	3,577

OPERATING INCOME/(LOSS) ADJUSTED1) for:	(369)	(440)	(297)
- amortization of acquisition-related intangibles	(96)	(106)	(100)
- restructuring charges	(116)	(116)	(4)
OPERATING INCOME / (LOSS) as reported	(581)	(662)	(401)
NET INCOME / (LOSS)	(539)	(612)	NA

Press Release	January 22, 2010

2009 by quarter (unaudited)3)

$ million	Q1 2009 ACTUAL	Q1 2009 PRO-FORMA	Q2 2009	Q3 2009	Q4 2009
Income Statement
NET SALES	391	562	666	728	740

OPERATING INCOME/(LOSS) ADJUSTED1) for:	(78)	(149)	(165)	(77)	(50)
- amortization of acquisition-related intangibles	(20)	(30)	(24)	(25)	(27)

- restructuring charges	0	0	(35)	(19)	(62)
OPERATING INCOME / (LOSS) as reported	(98)	(179)	(224)	(121)	(139)
NET INCOME / (LOSS)	(89)	NA	(213)	(112)	(125)

Pro-forma information: 2008 by quarter (unaudited)3)

$ million	Q1 2008 PRO-FORMA	Q2 2008 PRO-FORMA	Q3 2008 PRO-FORMA	Q4 2008 PRO-FORMA
Income Statement

NET SALES	862	966	1003	746
OPERATING INCOME/(LOSS) ADJUSTED1) for:	(96)	(69)	(34)	(98)
- amortization of acquisition-related intangibles	(25)	(25)	(25)	(25)
- restructuring charges	0	0	0	(4)
OPERATING INCOME / (LOSS) as reported	(121)	(94)	(59)	(127)
NET INCOME / (LOSS)	NA	NA	NA	NA

Footnotes

1)

The adjusted operating loss is defined as the operating loss reported before amortization of acquisition- related intangibles and restructuring charges and is used by management to help enhance the understanding of ongoing operations and to communicate the impact of the items on the operating loss as reported.

2)	Net cash is defined as cash and cash equivalents, marketable securities, short term deposits less total debt
3)

The unaudited pro-forma results are presented as if the ST-Ericsson joint venture had been created on January 1, 2008 and incorporates the results of ST-Ericsson and predecessors (ST-NXP Wireless and Ericsson Mobile Platforms) beginning on that date (while effectively it started operations on February 2nd, 2009). Such results are presented for information purposes only and are not indicative of the results of operations that would have been achieved had the acquisition taken place as of January 1, 2008.

Notes to editors

ST-Ericsson invites analysts and investors to a conference call scheduled on January 22 at 1:00 p.m. CET/7 a.m. US Eastern Time. Call-in numbers, a live webcast of the conference call as well as supporting slides will be available at http://www.stericsson.com/investors/investors.jsp.

Press Release	January 22, 2010

About ST-Ericsson

ST-Ericsson is a world leader in developing and delivering a complete portfolio of innovative mobile platforms and cutting-edge wireless semiconductor solutions across the broad spectrum of mobile technologies. The company is a leading supplier to the top handset manufacturers and ST- Ericsson’s products and technologies enable more than half of all phones in use today. The company generated pro-forma sales of about $2.7 billion in 2009. ST-Ericsson was established as a 50/50 joint venture by STMicroelectronics (NYSE:STM) and Ericsson (NASDAQ:ERIC) in February 2009, with headquarters in Geneva, Switzerland. More information about ST-Ericsson is available at www.stericsson.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Global Communications & Media Relations	Investor Relations
Claudia Levo, Geneva, Switzerland	Fabrizio Rossini, Geneva, Switzerland
Jana Mancova, Geneva, Switzerland
Phone: +41 22 930 2733	Phone: +41 22 929 6973
Email: media.relations@stericsson.com	Email: investor.relations@stericsson.com
Kristina Embring Klang, Lund, Sweden
Phone: +46 10 713 5058
Email: media.relations@stericsson.com

Ericsson Investor Relations	STMicroelectronics Investor Relations
Susanne Andersson, Stockholm, Sweden	Tait Sorensen, Phoenix AZ, US
Phone: +46 10 719 4631 E-mail: investor.relations@ericsson.com	Phone: +1 602 485 2064
Celine Berthier, Geneva, Switzerland
Phone: +41 22 929 5812
Email: investors@st.com

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The ST-Ericsson results reported in this press release do not reflect in their entirety the results of the Wireless Segment of STMicroelectronics, which include other activities that are not part of ST-Ericsson.

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This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see STMicroelectronics’ (NYSE:STM) and Ericsson’s (NASDAQ:ERIC) filings with the US Securities and Exchange Commission, particularly each company’s latest published Annual Report on Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and General Counsel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President Corporate Communications

Date: January 22, 2010